UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __February 2007_

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 1st, 2007	By:	/s/ Rick Webber

(Signature)

Richard Ernest Webber
	Title:	CEO and President

Wellington, New Zealand – February 1st, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Updates Operational & Corporate Matters

Cheal – PMP 38156 – New Zealand

The Company is pleased to report that three of the four Cheal development wells drilled from the northern Cheal B location during November/December 2006 have been successfully completed and perforated. Production testing of the first of the three wells, the Cheal B3 well, commenced late on 26th January 2007 and over the first four days the well produced a total of 1972 barrels of 38 API oil and 1.24 million standard cubic feet of gas with no water at an average rate of 493 barrels of oil per day and 310 thousand standard cubic feet of gas per day. The well is currently flowing naturally without artificial lift and is choked back to maintain a flow rate of approximately 500 barrels of oil per day. Testing of the other two Cheal B site wells will commence in February and further announcements will be made at that time.

The fourth well, B4, which was drilled as an exploration well to test sands to the north west of the Cheal field’s bounding fault and successfully confirmed the presence of hydrocarbons beyond the currently defined limits of the field, will be side-tracked and is expected to be completed as a development well at a later date following a further review and interpretation of seismic data in that area.

Construction of the Cheal production facilities continues at the Cheal A site and progress remains on schedule. All three 2000 barrel tanks and both the 400 barrel tanks have been installed. Front-end engineering design on the pipelines connecting the A and B sites has been completed and reviewed and detailed design is now underway. Arrangements to secure the long term sale of both oil and gas are under negotiation.

Austral Pacific holds a 69.5% interest in the permit and is the operator.

Douglas – PPL 235 – Papua New Guinea

The 2D seismic data acquired in 2006 has now been processed and interpreted. The data has identified and confirmed drilling locations on the northern sector of the Douglas structure. It has also identified the nearby Puk Puk prospect as being a valid exploration drilling target. Further specialized seismic processing will be conducted to determine if the data can be used to predict the presence of hydrocarbons at reservoir level elsewhere on Douglas and in the Puk Puk prospect, as was the case at the Douglas-1 well.

The pre-feasibility study commissioned in 2006 to examine and rank options for the development of the Douglas resource was received and reviewed by the PPL 235 joint venture participants in December. The study examines a range of technologies for commercialising the Douglas gas discovery and identifies several potentially economically viable options. Two of these options, one of which involves a major longer term user and a second that would exploit gas through power co-generation on a smaller scale but with more immediate prospect of commercialisation, are now being actively pursued.

Austral Pacific holds a 35% interest in the permit which is operated by Rift Oil.

Ratanui-1 – PEP 38741 – New Zealand

The Ratanui-1 exploration well is expected spud on or about 1st February 2007. The well, located east of Inglewood in onshore Taranaki, is targeting the Urenui and Mt Messenger sands of Miocene age such as those encountered at Cheal. Drilling to a total depth of 2120 metres (6955 feet) is expected to take approximately two weeks. The estimated well cost on a dry hole basis is US$1.54 million.

Austral Pacific holds a 55% interest in the permit and is the operator.

Corporate

The Company’s Chief Executive Officer, Mr Rick Webber, has initiated an investor outreach program commencing in New Zealand. A copy of his presentation is available on the Company’s website.

The Company’s Chief Financial Officer, Mr Bruce McGregor, has advised the Company his intention to resign for personal reasons and will leave the Company on 23rd February 2007. A search for a replacement for Mr McGregor along with recruitment of several other technical and administrative positions is currently underway.

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Phone: Rick Webber, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.